PUBLIC S

19008176

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37267

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weeden & Co. L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 Mason Street
(No. and Street)

Greenwich (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ann Cotaj 203-861-7604
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name – *if individual, state last, first, middle name*)

1301 Avenue of the Americas, (Address) New York (City) NY (State) 10019 (Zip Code)

SEC Mail Processing
MAR 04 2019
Washington, DC

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert A. Cervoni, Lance F. Lonergan, Christopher J. Mahler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weeden & Co. L.P., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOANNE COLON
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CO6042536
Qualified in Westchester County
My Commission Expires May 30, 2018 22

Notary Public

Robert A. Cervoni
Treasurer & Secretary of
Weeden Securities Corporation, General Partner

Lance F. Lonergan, President of
Weeden Securities Corporation, General Partner

Christopher J. Mahler, Vice President of
Weeden Securities Corporation, General Partner

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEEDEN & CO., L.P.

Index

CohnReznick LLP
cohnreznick.com

CohnReznick
ADVISORY · ASSURANCE · TAX

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Weeden & Co., L.P.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Weeden & Co., L.P. as of December 31, 2018, and the related notes and schedule (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Weeden & Co., L.P. as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Weeden & Co., L.P.'s management. Our responsibility is to express an opinion on Weeden & Co., L.P.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Weeden & Co., L.P. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of Weeden & Co., L.P.'s financial statement. The supplemental information is the responsibility of Weeden & Co., L.P.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statement as a whole.

CohnReznick LLP

We have served as Weeden & Co., L.P.'s auditor since 2007.

New York, New York
March 1, 2019

WEEDEN & CO., L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash	$ 4,501,149
Cash segregated under Federal regulations	5,280,960
Receivable from clearing broker, net	12,549,610
Leasehold improvements, furniture, fixtures, equipment, and software, net	2,125,001
Security deposit	3,836,610
Due from related parties	22,765
Other receivables	817,311
Other assets	1,815,621
Total	$ 30,949,027

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 8,881,621
Due to related parties	49,518
Total liabilities	8,931,139
Commitments and contingencies	
Partners' capital	22,017,888
Total	$ 30,949,027

See Notes to Statement of Financial Condition.

WEEDEN & CO., L.P.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1 - Organization:

Weeden & Co., L.P. (the "Company"), a Delaware limited partnership, is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company's primary regulator is the Financial Industry Regulatory Authority ("FINRA"). The Company is a member of the Securities Investor Protection Corporation ("SIPC").

Weeden Securities Corp. is the sole general partner (the "GP") and manages and controls the business and affairs of the Company. Weeden Investors, L.P. ("WILP") is the sole limited partner. The Company is an introducing broker for the transactions of its institutional customers. The Company engages in trading activities in listed equities in both domestic and international markets in which the Company can commit its capital in order to facilitate its customers' orders. The Company conducts an agency options business. The Company can make markets in the over-the-counter market and can conduct a capital markets business which includes advisory services, investment banking and underwriting participation. It can also engage in trading activities in fixed income products and derivative products. The Company has an agreement with another broker-dealer ("clearing broker") to clear transactions, carry customers' accounts on a fully disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC rule 15c3-3(k)(2)(ii).

Note 2 - Significant accounting policies:

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Fair value is a market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide information on an ongoing basis.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include the following:

a. Quoted prices for similar assets or liabilities in active markets
b. Quoted prices for identical or similar assets or liabilities in markets that are not active
c. Inputs other than quoted prices that are observable for the asset or liability
d. Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances, which might include the reporting entity's own data. However, market participant assumptions cannot be ignored and, accordingly, the reporting entity's own data used to develop unobservable inputs are adjusted if information is reasonably available without undue cost and effort that indicates that market participants would use different assumptions.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The fair value of the Company's investments, including cash segregated under Federal regulations and securities owned and sold, not yet purchased, as of and for the year ended December 31, 2018 were all measured using Level 1 inputs. At December 31, 2018, the Company has securities management deems worthless.

The Company has adopted ASU 2014-09 as defined below and all related amendments and applied its provisions using the modified retrospective method. There was no cumulative effect of retrospectively applying ASC 606 as defined and no adjustment to partners' capital as of January 1, 2018.

Commission income is earned and related clearing expenses are incurred from execution of customer transactions and are recorded on a trade-date basis (the trade-date is the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company buys and sells securities on behalf of its customers. The Company charges a commission for these transactions. The Company believes that the performance

obligation is satisfied on the trade-date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Other income, including referral fees, are recorded when incurred or in accordance with associated agreements.

The Company records principal transactions in securities and the related revenue and expenses on a trade-date basis.

The Company has clear-thru agreements with other brokers. The Company acts as the executing broker and charges an execution fee on trades it executes on behalf of these introducing brokers. The Company is acting as an agent and recognizes revenue net of related expenses at the time the trade takes place on a trade-date basis.

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Fees associated with investment banking engagements are recognized at a point in time. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Certain advisory fees are recognized as the services are performed.

Securities owned or securities sold, not yet purchased, by the Company are valued at their prevailing market prices based on the last sales price listed on a national securities exchange or the NASDAQ.

For securities whose inputs are based on bid-ask prices, the Company's valuation policies require that fair value be within the bid-ask range. For securities traded in the OTC markets and listed securities for which no sale was reported on the valuation date, such securities are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

The Company has soft dollar arrangements and commission sharing agreements with customers that fall within the safe harbor provisions of Rule 28(e) of the Securities Exchange Act of 1934. In these arrangements and agreements, the Company agrees to pay for negotiated amounts of third-party research services on behalf of customers based on commissions the Company will earn for execution of brokerage transactions or revenue from direct sales. Positive balances relating to all customer commission sharing agreements are reflected in the accompanying Statement of Financial Condition in accounts payable, accrued expenses and other liabilities. Negative balances relating to all customer commission sharing agreements are reflected in the accompanying Statement of Financial Condition in other assets. The provision for uncollectible commissions is determined under the

direct write-off method, which is not materially different from the allowance method. As of December 31, 2018, no allowance for uncollectible commissions was necessary as management believes all commissions receivable and prepaid research costs will be realized. It is understood by the customers and the Company that the commission total balance is not redeemable in cash and, when redeemed, may only be used to obtain third-party research services through the Company. The accumulated commission total balance of customers is reduced when such customers request the Company to provide third-party research services. The Company is acting as agent when making payment for the third-party services since the customer controls the investment research provided and the pricing. It is management's position that commissions be recorded net of investment research expense.

The Company accounts for costs incurred in connection with the development of software in accordance with guidance on accounting for costs of computer software developed or obtained for internal use. Accordingly, all costs incurred in the preliminary project stage are expensed as incurred, and internal and external costs incurred to develop internal use computer software during the application development stage are capitalized.

Amortization for leasehold improvements is provided for using the straight-line method over the period of the leases. Amortization of internally created software is provided for using the straight-line method over five years. Depreciation for all other capitalized assets is provided for over the estimated useful lives of the related assets, generally five to seven years, using the straight-line method.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Amounts paid to partners of WILP for salaries are expensed.

No provision is made in the accompanying financial statement for Federal or state income taxes since such liabilities are the responsibility of the individual partners. The Company is subject to a 4% New York City Unincorporated Business Tax ("UBT"). The UBT amount accrued is deemed immaterial.

The Company's U.S. Federal and state income tax returns prior to fiscal year 2015 are closed and management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

In February 2016, the FASB issued ("ASU 2016-02") *Leases* (ASC Topic 842), which establishes the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. ASU 2016-02 requires

lessees to recognize most leases on their balance sheets but recognize expenses in the income statement in a manner similar to current treatment. For lessees, lease classification will determine the manner lease-related expenses are recognized. ASC Topic 842 and all subsequent amendments thereto, are effective for reporting periods beginning after December 15, 2019 for nonpublic reporting entities (January 1, 2019 for the Company), with early adoption permitted. Management is currently evaluating the impact of adopting ASC Topic 842 on the Company's 2019 financial statement.

The Company has evaluated events and transactions for potential recognition or disclosure through March 1, 2019, which is the date the financial statement was available to be issued.

Note 3 - Cash:

During 2018, the Company maintained cash accounts in excess of FDIC and SIPC limits. The Company monitors the solvency of the institutions in which these cash accounts are maintained.

Note 4 - Cash segregated under Federal regulations:

Cash of $5,280,960 has been segregated in a special reserve bank account for the benefit of customers.

Note 5 - Receivable from clearing broker:

The clearing and depository operations for the Company's security transactions are provided by one broker who is a member of major securities exchanges. At December 31, 2018, all of the securities owned and the receivable from broker reflected in the Statement of Financial Condition are security positions with and amounts due from this clearing broker.

For financial reporting purposes, amounts due to broker have been offset against amounts due from broker for securities sold, not yet purchased, and other items. The securities serve as collateral for the amount due to the broker. Subject to the clearing agreement between the Company and the clearing broker, the clearing broker has the right to sell or re-pledge this collateral. Additionally, investments in securities and securities sold, not yet purchased, are subject to margin requirements.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

Amounts receivable from and payable to the clearing broker at December 31, 2018 consist of the following:

	Receivable	Payable
Receivable from clearing broker	$11,598,831	---
Commissions and fees	1,130,651	$179,872
Totals	$12,729,482	$179,872

Included in receivable from clearing broker is one cash account that has $200,000 which has been pledged as collateral to the broker.

Note 6 - Securities owned:

Marketable securities owned totaled $11,611 and are included in other assets in the Statement of Financial Condition.

Note 7 - Leasehold improvements, furniture, fixtures, equipment, and software:

Leasehold improvements, furniture, fixtures, equipment, and software at cost, consist of the following:

Software	$10,307,842
Computers	2,230,177
Leasehold improvements	4,016,386
Equipment	1,211.289
Furnishings	782,351
	18,548,045
Less accumulated depreciation and amortization	16,423,044
Total	$ 2,125,001

Included in Software above, $395,729 was capitalized during the year ended December 31, 2018. Accumulated amortization of capitalized software as of December 31, 2018 is $7,229,429.

Note 8 - Financial statements with off-balance sheet risk:

The Company can enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments can include futures, exchange-traded and over-the-counter options, delayed deliveries, and securities purchased and sold on a when-issued basis ("when-issued securities"). These derivative financial instruments are used to meet the needs of customers and manage market risks and are subject to varying degrees of market and credit risk. Derivative transactions are entered into to economically hedge other positions or transactions.

Futures and when-issued securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk.

The credit risk for forward contracts, options and when-issued securities is limited to the unrealized market valuation gains recorded in the Statement of Financial Condition. Market risk is substantially dependent upon the value of the

underlying financial instruments and is affected by market forces such as volatility.

All positions in derivatives are reported in the accompanying Statement of Financial Condition at fair value and any change in fair value is reflected in the Statement of Income as gain or loss as it occurs. The Company held no derivative instruments at December 31, 2018.

The Company sells securities that it does not currently own and, therefore, is obligated to purchase such securities at a future date. The Company records these obligations in the financial statement at fair value of the related securities, and incurs losses if the fair value of the securities increases subsequent to the date of the financial statement.

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations to deliver cash or securities and the Company has to liquidate the security at a loss.

The Company's customer securities activities are transacted on a delivery vs. payment basis. The Company does not extend margin to its customers.

Note 9 - Related party transactions:

The Company from time to time enters into transfers with WILP. Interest is not charged on any intercompany or affiliate balances. At December 31, 2018, included in due to related parties on the Statement of Financial Condition is the amount due to WILP of $508.

Effective January 1, 2009, WILP formed a new company with Pragma Group Investors LLC ("PGI") called Pragma Weeden Holdings LLC ("PWH"). PWH owns 100% of Pragma Securities LLC ("PS"), which is a broker-dealer that provides algorithmic trading software to its customers. Pursuant to an agreement that was effective January 1, 2011, the Company, WILP, PS, PGI and others agreed to amend all previous related agreements. As a result, certain commission, commission-sharing and expense sharing agreements between PS and the Company were modified.

The Company has a commission-sharing agreement with PS. The agreement provides that PS supply the use of its algorithmic trading software to the Company's customers in exchange for 100% of the net commissions derived from the Company's customers' usage of PS's algorithmic trading system. PS also charges the Company a fee per share for the Company's internal use of the software. At December 31, 2018, included in due to related parties on the Statement of Financial Condition is the amount due to PS of $49,010.

At December 31, 2018, WILP owned 22% of The Leuthold Group LLC ("TLG"), a company which provides investment advisory services and sells research materials.

In April 2013, WILP and the GP acquired 99% and 1%, respectively, of Saxis Group, LLC ("SG"), a registered broker providing prime broker services to hedge funds, registered investment advisers and family offices. In July 2013, SG was renamed Weeden Prime Services, LLC ("WPS"). WPS is managed by its Board of Managers who reports to the GP Board of Directors.

In June 2013, the Company entered into a cross referral agreement with WPS. The two companies agreed to pay the referring party, referral fees as per the terms of the agreement.

In July 2013, the Company and WPS executed an Expense Sharing Agreement whereby each of the parties agreed to be responsible for its proportionate share of the costs of the services provided by the Internal Service Providers and the Third-Party Providers including but not limited to rent, technology, programming, accounting services, and management services.

At December 31, 2018, included in due from related parties on the Statement of Financial Condition is the total due from WPS of $22,765.

Note 10 - Employee benefit plans:

WILP sponsors a profit-sharing plan (the "Plan"), which covers all employees meeting specific age and service requirements. The Plan provides for WILP or the Company to make discretionary contributions based on a percentage of compensation. For the year ended December 31, 2018, the contribution approved by the Company to the Plan is included in accounts payable, accrued expenses and other liabilities on the Statement of Financial Condition. The Plan includes a 401(k) provision allowing employee deferrals.

Note 11 - Net capital requirement:

As a registered broker-dealer and a member of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The Company computes its net capital under the alternative method. The net capital the Company is required to maintain, as defined, is the greater of $250,000 or up to $1,000,000 based upon the number of markets it makes and the price of the subject securities. The Company maintains net capital of $250,000. Net capital changes from day to day. At December 31, 2018, the Company had net capital of $15,070,012, which exceeded the requirement of $250,000 by $14,820,012.

Note 12 - Lease commitments:

The Company occupies office space under several non-cancelable leases which expire between 2019 and 2027. The aggregate minimum rental commitments under these leases are as follows:

Year Ending December 31,	Amount
2019	$ 2,288,196
2020	2,210,956
2021	2,060,928
2022	2,082,355
2023	2,072,290
Thereafter	8,711,990
Total	$19,426,715

The leases, in addition to base rentals, provide for rent escalations and other charges which are not reflected in the amounts above.

In December 2012, WILP sold its headquarters. Subsequently, the Company entered into a lease with the new owner. To serve as the security deposit, the lease requires an unconditional and irrevocable letter of credit equal to not less than two years of base rent delivered to the landlord. The amount of the letter of credit that expired December 31, 2018 was $3,753,874. Effective January 1, 2019, this letter of credit was amended for the amount of $3,828,952 with an expiration date of December 31, 2019. The letter of credit is collateralized by a one-year bank certificate of deposit owned by the Company for the aforementioned amount.

Included in accounts payable, accrued expenses and other liabilities is deferred rent of $1,063,775 related to accounting for rent expense on a straight-line basis.

The Company has entered into one sublease which is with a related party. The sublease expires in 2027. The aggregate minimum rental revenues under this lease are as follows:

Year Ending December 31,	Amount
2019	$ 151,200
2020	151,200
2021	151,200
2022	151,200
2023	151,200
Thereafter	604,800
Total	$ 1,360,800

Note 13 - Commitments and contingencies:

In August 2008, the Company entered into a Sales and Use Tax Relief Program Implementing Agreement (the "Agreement") with the Connecticut Development Authority ("CDA"). At that time, the Company intended to acquire property to renovate, expand and equip its office space at its headquarters in Greenwich, Connecticut. The CDA granted the Company a benefit of sales and use tax exemptions in an amount not to exceed $300,000 over a three-year period on tangible personal property acquired in connection with the office renovations.

The renovations were completed in 2011 and in August 2011, the tax benefit program concluded.

The Agreement states that if the Company relocated its business operations outside of the State of Connecticut within a ten-year period following the date the Company received its first benefit from the CDA, the Company shall be liable for the total amount of the sales and use benefit which actually accrued plus 7.5% of such benefit ("Relocation Payment").

Pursuant to an agreement with The State of Connecticut Department of Economic and Community Development ("ECD"), the Company satisfied certain conditions of a $1,500,000 loan from the ECD, and the loan was forgiven in April 2010. The Company is committed to maintain its headquarters in the State of Connecticut for a period of 10 years, or it would be required to return the $1,500,000 plus a 7.5% penalty.

Note 14 - Partners' capital:

At December 31, 2018, partners' capital is comprised of as follows:

Weeden Securities Corp.	$ 220,179
Weeden Investors, L.P.	21,797,709
Total	$22,017,888

Note 15 - Legal Contingency:

In connection with an alleged fraud perpetrated by a money manager customer of WPS, in the fourth quarter of 2018 a court-appointed receiver threatened to commence litigation against WPS and has named others as defendants including the Company. In February 2019, the receiver indicated it was prepared to seek leave of court to file a claim against WPS and other named defendants including the Company through FINRA arbitration. The Company has engaged in settlement negotiations to determine whether a pre-dispute resolution can be achieved. The initial claims against the Company and WPS were up to $20 million and while the Company and WPS believe it has a meritorious defense, WPS offered to settle the matter for $600,000. We cannot predict the ultimate resolution of the matter or the amount the Company will be liable. The allocation of such loss if it were to occur has not been determined.

Note 16 - Subsequent events and guarantees:

The Company amended its FOCUS report for the year ended December 31, 2018. The changes on the amended FOCUS were deemed immaterial. Total net capital was not affected.

On February 24, 2019, the Company and Piper Jaffray Companies (NYSE: "PJC"), a leading investment bank and asset management firm, executed a definitive agreement whereby Piper Jaffray Companies will acquire 100% of the Company. The acquisition is subject to FINRA approval. Upon closing, the Company will convert to and operate as Piper Jaffray & Co.

Prior to closing, the Company will distribute 100% of excess capital to its Unit Holders. The total upfront consideration is $42,000,000, consisting of $17,250,000 in cash and $24,750,000 in restricted cash and retention stock. There is an earn-out opportunity of up to $31,500,000 based on combined non-deal equity sales and trading revenue. The acquisition is expected to close in June 2019.

At the acquisition date, the commission sharing agreement between the Company and PS will terminate. As a condition of the acquisition, WILP has guaranteed PS a certain level of revenue from PS's vendor agreement with PJC, through June 30, 2022. WILP will also incur certain expenses related to the acquisition including severance, legal and other restructuring costs.

WEEDEN & CO., L.P.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

Net capital:	
Total partners' capital	$ 22,017,888
Add allowable credits:	
Discretionary profit sharing plan	323,068
Discretionary bonus accrual	1,336,913
Total	1,659,981
Deduct nonallowable assets:	
Other assets, security deposit and due from related parties	6,480,695
Fixed assets, net	2,125,001
Total	8,605,696
Net capital before haircuts on securities positions	15,072,173
Haircut on securities and other charges	2,161
Net capital	$ 15,070,012
Computation of basic net capital requirement:	
Minimum net capital required	$ 250,000
Excess of net capital	$ 14,820,012

There were no material differences existing between the above computation and the computation included in the Company's corresponding amended unaudited Form X-17A-5 Part IIA filing as filed on March 1, 2019.

See Report of Independent Registered Public Accounting Firm.

CohnReznick LLP
cohnreznick.com

CohnReznick
ADVISORY · ASSURANCE · TAX

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Weeden & Co., L.P

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Weeden & Co., L.P identified the following provisions of 17 C.F.R. §15c3-3(k) under which Weeden & Co., L.P claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Weeden & Co., L.P. stated that Weeden & Co., L.P. met the identified exemption provisions throughout the most recent fiscal year without exception. Weeden & Co., L.P.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Weeden & Co., L.P.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)((2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CohnReznick LLP

New York, New York
March 1, 2019

SEC Mail Processing
MAR 04 2019
Washington, DC

Weeden & Co. LP

Weeden & Co., L.P.'s Exemption Report

Weeden & Co., L.P. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a.-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) : (2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent financial year without exception.

Weeden & Co., L.P.

I, Robert A. Cervoni, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

[signature]

Chief Financial Officer

March 1, 2019

145 MASON STREET
GREENWICH, CT 06830
203-861-7600 • www.weedenco.com